                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of May 2006

 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)

                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              BARAK I.T.C. LTD.

                                              By: /s/ Eyal Vardi
                                              --------------------------------
                                              Eyal Vardi
                                              CFO

Date:  May 26, 2006

                       CONDENSED STATEMENTS OF OPERATIONS

                                       For the three     For the three
                                        months ended      months ended
                                       March 31, 2006    March 31, 2005

                                        (unaudited)      (unaudited)

                                      Reported amounts  Reported amounts
                                       (in millions)     (in millions)
                                      ----------------  ----------------

REVENUES                                   178.7             157.2

EXPENSES                                   148.2             135.7

OPERATING PROFIT BEFORE
FINANCIAL RESTRUCTURING COSTS               30.6              21.5

FINANCIAL RESTRUCTURING COSTS                  -               0.9

OPERATING PROFIT                            30.6              20.6

FINANCIAL EXPENSES, NET                     10.1              27.3

NET PROFIT (LOSS) FOR THE PERIOD            20.4              (6.6)

EBITDA                                      40.0              29.2

                      CONDENSED STATEMENT OF BALANCE SHEET

                                        March 31, 2006    December 31, 2005

                                           (unaudited)        (audited)

                                        Reported amounts  Reported amounts
                                          (in millions)    (in millions)
                                          -------------    -------------

CASH                                            38.4             51.8
OTHER CURRENT ASSETS                           150.2            147.9
OTHER ASSETS, NET                              212.3            202.4
                                              ------           ------
TOTAL ASSETS                                   400.9            402.1

CURRENT LIABILITIES                            324.3            361.8
LONG TERM LIABILITIES                          458.5            442.7
SHAREHOLDERS' EQUITY                          (381.9)          (402.4)
                                              ------           ------
                                               400.9            402.1

                        CONDENSED STATEMENT OF CASH FLOWS

                                          For the three    For the three
                                           months ended     months ended
                                          March 31, 2006   March 31, 2005

                                           (unaudited)      (unaudited)

                                         Reported amounts Reported amounts
                                          (in millions)    (in millions)
                                          -------------    -------------

CASH FLOWS FROM OPERATING ACTIVITIES            (2.6)            34.7
CASH FLOWS USED IN INVESTING ACTIVITIES        (26.1)            (5.9)
CASH FLOWS FROM FINANCING ACTIVITIES            15.3             (4.5)
BALANCE OF CASH AT BEGINNING OF PERIOD          51.8             63.7
                                              ------           ------
BALANCE OF CASH AT END OF PERIOD                38.4             88.0

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